# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Satellogic Inc., CIK 0001874315
CUSIP: G7823S101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Date of event which requires filing of this statement: 08/12/2025
Amends the filing with accession number 0001011438-23-000044
Filed by CIK 0001962608
Persons authorized to receive notices and communications: Hannover Holdings S.A., 28, Boulevard d Avranches, L-1160, N4, Luxembourg (N4), 0000, 352 20 60 11 84

## Reporting persons
- Hannover Holdings S.A. (CIK 0001962608): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 4,193,904; shared voting power 0; sole dispositive power 4,193,904; shared dispositive power 0; aggregate amount beneficially owned 4,193,904 (4.4% of the class)
- Baitcon Investments Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 4,193,904; shared voting power 0; sole dispositive power 4,193,904; shared dispositive power 0; aggregate amount beneficially owned 4,193,904 (4.4% of the class)
- Ellipse Global Holding Ltd.: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); source of funds: other (OO); sole voting power 4,193,904; shared voting power 0; sole dispositive power 4,193,904; shared dispositive power 0; aggregate amount beneficially owned 4,193,904 (4.4% of the class)
- Tanhill Management Limited: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); source of funds: other (OO); sole voting power 4,193,904; shared voting power 0; sole dispositive power 4,193,904; shared dispositive power 0; aggregate amount beneficially owned 4,193,904 (4.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Satellogic Inc.
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Comment:
The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Hannover Holdings S.A. ("Hannover"), Baitcon Investments Ltd. ("Baitcon"), Ellipse Global Holding Ltd. ("Ellipse"), and Tanhill Management Limited ("Tanhill", and together with Hannover, Baitcon and Ellipse, the "Reporting Persons") on February 2, 2023, as amended by Amendment No. 1 filed on June 3, 2025, Amendment No. 2 filed on June 6, 2025, and Amendment No. 3 filed on July 25, 2025. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 4,193,904 Class A Shares of the Issuer that are directly held by Hannover. Such amount represents approximately 4.4% of the Class A Shares outstanding, based on 94,985,681 Class A Shares outstanding as of August 1, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Schedule 13D, as amended, the transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 99.1 and such information is incorporated herein by reference. All such transactions were carried out in open market transactions.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 6, 2025, the Reporting Persons ceased to be beneficial owners of more than five percent of the Class A Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Transactions Effected by the Reporting Persons During the Past 60 Days.

## Signatures
- Hannover Holdings S.A.: /s/ Giovanni Dell Orto, Giovanni Dell Orto/Chairman (08/13/2025)
- Baitcon Investments Ltd.: /s/ Giovanni Dell Orto, Giovanni Dell Orto/President (08/13/2025)
- Ellipse Global Holding Ltd.: /s/ Giovanni Dell Orto, Giovanni Dell Orto/President (08/13/2025)
- Tanhill Management Limited: /s/ Giovanni Dell Orto, Giovanni Dell Orto/Director (08/13/2025)